CLEARTRONIC, INC.

8000 North Federal Highway, Suite 100

Boca Raton, FL 33487

August 1, 2008

Securities and Exchange Commission

Washington, D.C. 20549

   Re:

Cleartronic, Inc., f/k/a GlobalTel, IP, Inc.

Registration Statement on Form S-1

File No. 333-135585

Dear Sir or Madam:

Request is hereby made for the acceleration of the effective date of our registration statement on Form S-1 to 2 P.M. on August 4, 2008 or a soon as practicable thereafter.

This confirms that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Cleartronic, Inc

/s/ Larry Reid

By: Larry Reid, President